

NEWS RELEASE
<u>**FOR IMMEDIATE RELEASE**</u>
November 03, 2008

CAPITOL FEDERAL FINANCIAL
ANNOUNCES DECISION NOT TO PARTICIPATE IN THE TREASURY
DEPARTMENT'S CAPITAL PURCHASE PROGRAM

Topeka, KS – Capitol Federal Financial (Nasdaq: CFFN) announced today that its Board of Directors has determined not to participate in the Treasury Department's Capital Purchase Program (CPP) which is part of the broader Troubled Asset Relief Program (TARP) initiative.

Capitol Federal Financial has analyzed, at this time, the strengths of its own balance sheet and determined that its current capital position and sources of liquidity allow it to continue to lend people money to buy homes. Since making loans available is the primary purpose of the CPP, Capitol Federal Financial believes it is already well positioned to meet the CPP's objective.

CFFN will announce its earnings for the fiscal year ended September 30, 2008 on November 12, 2008.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 40 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

John Dicus	Kent Townsend
President and CEO	Executive Vice President and
700 S Kansas Ave.	Chief Financial Officer
Topeka, KS 66603	700 S Kansas Ave.
(785) 231-6370	Topeka, KS 66603
jdicus@capfed.com	(785) 231-6360
	ktownsend@capfed.com

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